[GRAPHIC OMITTED] Ahold                                        December 20, 2006

                                                                   Press Release

Ahold announces conversion of cumulative preferred financing shares

Amsterdam, The Netherlands, December 20, 2006 - Ahold has received a request from Aegon Custody B.V., holder of 100,802,061 Ahold cumulative preferred financing shares with par value of EUR 169,286,256 and voting rights of 1.53%, to convert its cumulative preferred financing shares into common shares. In accordance with the applicable conversion terms, the number of 100,802,061 cumulative preferred financing shares will be converted into 22,419,051 common shares.

The conversion will take place on January 2, 2007.

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely. Many of these risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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